UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of: November 2004

                        Commission File Number: 001-16429

                                     ABB Ltd
                 -----------------------------------------------
                 (Translation of registrant's name into English)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        ----------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form 6-K consists of the following:

1.   Press release of ABB Ltd, dated November 1, 2004.

Press Release                                                                ABB

For your business and technology editors

Michel Demare joins ABB Group as new CFO

Zurich, Switzerland, November 1 - ABB today announced that Michel Demare, currently Chief Financial Officer (CFO) of the European operations of Baxter International, will join ABB as CFO and member of the Group Executive Committee on February 1, 2005.

Demare, 48, a Belgian citizen, comes to ABB after an international finance career with The Dow Chemical Company (1984-2002) and most recently with Baxter International, a U.S. health care group.

"With Michel Demare, we strengthen our leadership team with a finance expert who is both multicultural by outlook and experience, as well as a solid team player," said ABB chairman and CEO Jurgen Dormann.

 "With his experience, Michel Demare will play a key role as we progress steadily towards the goals we have committed to for 2005, and in keeping ABB on its path of sustainable profitable growth."

Dormann said ABB's board of directors appointed Demare after a candidate selection process involving both the board and CEO-designate Fred Kindle. Kindle will take over from Dormann as the CEO of ABB on January 1, 2005, with Dormann remaining as chairman of the board of directors.

Demare joined Dow Chemical as finance manager in Brussels in 1984. After a succession of posts in France and at Dow's headquarters in the U.S., he moved to its center for Europe, Middle East and Africa in Zurich in 1992. He became group finance director of Dow's global polyolefins division in 1997. In 2002, Demare joined Baxter International as a Vice President and CFO of Baxter Europe, also based in Zurich.

Demare succeeds Peter Voser, who recently resigned from ABB to rejoin Shell as the oil group's CFO.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 103,000 people.

For more information please contact:

Media Relations :                             Investor Relations :
ABB Corporate Communications, Zurich          ABB Investor Relations
Thomas Schmidt                                Switzerland: Tel. +41 43 317 71 11

Tel: +41 43 317 6568                          Sweden: Tel. +46 21 325 719

Fax: +41 43 317 7958                          USA : Tel. +1 203 750 7743

media.relations@ch.abb.com                    investor.relations@ch.abb.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                ABB LTD

Date:  November 1, 2004         By: /s/ Richard A. Brown
                                   ---------------------------------------------

                                Name: Richard A. Brown
                                Title:  Group Vice President and Assistant
                                        General Counsel

                                By: /s/ Francois Champagne
                                   ---------------------------------------------
                                Name:    Francois Champagne
                                Title:   Group Vice President and Senior Counsel